SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                                   ADVANCEPCS
     ---------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)
                                    007491103
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                                Elliot S. Gerson
                              Rite Aid Corporation
                                 30 Hunter Lane
                               Camp Hill, PA 17011


                                  717-761-2633
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 16, 2001
     ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

          This Amendment No. 1 to Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of AdvancePCS, a Delaware corporation (the "Issuer"). This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D (the "Schedule 13D") previously filed by Rite Aid Corporation, a Delaware corporation (the "Reporting Person"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended by adding the following:

          On February 16, 2001, the Issuer filed a registration statement with the Securities and Exchange Commission relating to a secondary public offering of up to 6.25 million shares of Class A Common Stock beneficially owned by the Reporting Person.

          The registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Amendment No. 1 to
Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, may be obtained, when available, from the offices of Merrill Lynch & Co., World Financial Center-North Tower, 250 Vesey, New York, New York 10281.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Rite Aid Corporation is true, complete and correct.

                                     February 20, 2001



                                     Rite Aid Corporation

                                     By /s/ Elliot S. Gerson
                                          -----------------------------------
                                          Name:  Elliot S. Gerson
                                          Title: Senior Executive Vice President
                                                   and General Counsel